

Kornit Digital
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Enabling the supply chain revolution of printed textiles through digital printing

January 2016

Disclaimer

This presentation contains forward-looking statements within the meaning of U.S. Securities laws. All statements other than statements of historical fact contained in this presentation are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved. You should read the Company's prospectus from its initial public offering, including the Risk Factors set forth therein completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we undertake no obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation.

In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP.

This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data.

Kornit, Kornit Digital, the K logo, NeoPigment are trademarks of Kornit Digital Ltd. All other trademarks are the property of their respective owners and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

Kornit Is Leading the Digital Textile Printing Revolution

Serves addressable market of **$165B** **annual output** of printed textiles

Offers a disruptive and highly differentiated solution to an industry looking for **significant changes to supply chain**

Leading provider of Direct To Garment solutions to support **mass customization, personalization and fast fashion**

Attractive business model with **significant recurring revenues**

Growing at a CAGR of **30%** over the last 3 years

Constantly **expanding addressable market** by **introducing** mass production solutions and **penetrating** the large roll to roll textile printing market

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A Huge Market with Limited Innovation… Until Now

over **1,000,000,000,000** (1 trillion) total textile market **>15% printed**



Leading the Shift from Analog to Digital Printing Processes



Direct-to-Garment
(DTG)



Roll to Roll
(R2R)

Source: 2012 Infotrends report: "Transforming Textile Printing"

Industry Trends Driving the Need for a Disruptive Solution




Cost
Inventory
Retail/brand buyer
Design Innovation
Lead Time



Demand

Online shopping and personalization in all market segments: Fashion, Apparel, Sport, home design

Supply

Web to print and DTC models require new sourcing strategy

Environment

Water quotas, strict standards and high consumer awareness (e.g. Green Peace)

We are revolutionizing the supply chain of printed textiles through digital printing

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Mega Trends in Textile Markets



Online Personalization
- 1 offs and small batches
- Very fast growth
- Speed and freedom of Design



Retail Models
- Reducing floor space
- Frequent Chase orders instead of mass orders
- Omni Channel (Catalogue)



Brands go Direct to Consumer
- High end design with low quantities
- Growth engine for lead brands
- Pure online brands are a growing trend

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On line personalization is taking on many shapes


FREE SHIPPING
Salute to Service
Premium Clothing,
Great Advice,
Zero Work

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New DTC (Direct to Consumer) strategies require new operating models

Leading brands are focusing on DTC strategies, which requires new operating models including supply chain initiatives and key partnerships. Lead times and material waste will be reduced as a result.

NIKE

DTC expected to drive **50%** of **Nike's growth** by 2020

UNDER ARMOUR

DTC makes up a staggering above **30%** of Under Armour's **net revenue**

GAP



GAP online shop

Urban Outfitters

DTC takes **50%** **of total traffic** and **30%** **of sales**

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Retail is going through dramatic transformation

Key trends identified from brands publications:


INDITEX
ZARA
ZARA HOME
Bershka
oysho
Pull and Bear
Massimo Dutti
Kiddy's
UTERQUE
MANGO
Arcadia Group Limited
BURTON
DOROTHY PERKINS
Evans
OUTFIT
TOPSHOP
TOPMAN
Wallis
Desigual
Abercrombie & Fitch
GAP
LV
LOUIS VUITTON
JCPenney
next

- *From **"street shopping"** to on line shopping & **"click and collect"***
- *No more stores: closing **"brick and mortars"** and opening e-commerce platforms*
- *From cash to "pay pal"*
- ***Capsule collections***
- *Time to market: **Proximity production***
- *Just in time stocks management*
- *Eco – sustainability*
- *Innovative manufacturing*

Digital Printing enables new on-line and DTC business models



Faster Time to Market



Global fulfillment network



Solves Complexity – Customization & Personalization



Significantly reduces fixed cost element



significantly reducing inventory at risk

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Industry Business Models are Rapidly Evolving

Markdowns and write-offs are a significant challenge for the textile industry

Fast Fashion Shortens Time to Market…[1]



Traditional Model
8
6
7
Weeks 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Fast Fashion
1
1
2
17 weeks of time saving
Weeks 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Online
>20 weeks of time saving
Days 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Design
Production
Distribution and Sales

… And Addresses Inventory Risk[2]

Inditex / Zara CEO: "This business is all about reducing response time. In fashion, stock is like food. It goes bad quick"[3]



60%
40%
20%
0%
Percent of Markdown revenue
Traditional US apparel retailer
Traditional EU apparel retailer
Fast Fashion
Online
15%
30%
45%
60%
75%
Number of items marked down

Source: (1) "Fast Fashion: Business Model Overview and Research Opportunities". Felipe Caro, January 24, 2014.
(2) "Fast Fashion: Quantifying The Benefits". Warren Hausmann, 2010.
(3) José Maria Castellano, former CEO and Deputy Chairman of the Inditex Group.

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Attractive Market Opportunity

End Market

5–10 bn
garments digitally produced per annum

Over
300,000
prospective users / garment manufacturers

~2%
digital penetration of textile printing (growing to ~4% by 2019)

Printers & Consumables market

From
~$1.4BN
in 2014

to
~$3.1BN
digital textile printing equipment and ink sales by 2019 (~17% CAGR)[1]

There is a large, untapped market for digital textile printing solutions

But…Digital Textile Printing is Complicated

Textiles are Extremely Complicated Substrates to Embellish with Print















$

Kornit's innovative and patented solutions overcome key challenges associated with digital textile printing

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Our Proprietary **Integrated** Digital Printing Process

Process Steps for Competitive Digital DTG Solutions Inhibits Adoption for Industrial Applications


Pretreatment
Heat Press
Dry
Print
Heat Press or Dryer Cure
1-2 min
1 min
3-5 min

5-8 min per shirt

Kornit's Wet-on-Wet Printing Methodology


Dry

Implications of additional separated pre-treatment:

1. ~**$0.50** extra consumables cost
2. **25-40%** additional cost on same output:

- Labor time
- Drying energy
- Floor Footprint
- Equipment investment
- Work-in-process Inventory

Source: Company analysis and estimates.

Kornit's Comprehensive End-to-End Solution

Printing Systems By Price, Throughput, Size and Capabilities

Entry Level Direct-to-Garment | High Throughput Direct-to-Garment | Roll-to-Roll | Direct-to-Garment



Starting Beta test (GA Mid 16)

Software



Value-Added Services

- System and software upgrade
- Training
- Application Development
- System Maintenance
- Online and offline support

Inks & Consumables

Patented "Wet-on-wet" Pre-treatment



Same ink and process for both natural and synthetic fabrics

NeoPigment™

Kornit Offers the Only **Truly** Industrial Solution

Competitive effective throughput comparison[1]



Numbers represent throughput of:
Dark garments
Per hour
A4 size
High quality print
Kornit numbers INCLUDE integrated inline pretreatment
Non Kornit numbers refer to printing AFTER pretreatment was applied off line.
Kornit Paradigm II
120
Kornit Avalanche 1000
109
aeoon TECHNOLOGIES Kyo B
96
Kornit Storm II
55
Kornit Breeze
25
DTG M4
24
EPSON F2000
22
AnaJet mPower mP10i
22
brother GT 381
18
AnaJet Spring SP200
15
High Throughput
Entry Level

Source: (1) Data collected by Kornit. Represents number of high quality shirts per hour operated in production set up, including load and unload cycle.

Our Customer Categories

Online Businesses

- "Web-to-print" business model
- Customization and personalization

Spoonflower FANATICS DTG2Go
vistaprint teespring

Custom Decorators

- Custom (or garment) decorators utilize various technologies to embellish and print small quantities of a large variety of designs



Brand Owners

- Focus on brand awareness, product innovation and operational efficiency

QUIKSILVER GAP Disney GIVENCHY BILLABONG AMERICAN EAGLE OUTFITTERS

Contract Printers

- High capacity printing services to brand owners and high-end garment manufacturers

serjbusto petratex CRYSTAL GROUP

Relying on Growing Distributor Network and Internal Sales Force

300,000 Potential Customers

Existing market | Developing market

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Allegro Enables Access to the Attractive R2R Market

Conventional Digital Textile Printing Process: 6 steps

1	2	3	4	5	6
Image Preparation	Fabric Pre-treatment	Digital Printing	Drying	Fixing with Steam or Hot Air	Washing and Drying

Kornit Digital Printing Process: Single Step

1	2
Image Preparation	Digital Printing and Curing



Kornit Process Advantages vs. other digital techniques

- Only **single step** solution
- Only solution able to print on **multiple** types of **fabric**
- Only **truly dry** process
- Only **fully environmental** solution
- Provides significant **savings** on **time**, **space** and **employees**

Benefits to Kornit

- Widens presence as textile solution provider
- Access to adjacent, large market segment
- Significant ink revenue opportunity

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Enabling the supply chain revolution of printed textiles

Online

Focusing on enhancing productivity, efficiency, print quality and consistency and design flexibility, through HW and SW capabilities



Enabling set up of global fulfillment networks for optimal order turnaround

Retail

Kornit Vulcan, mass producing direct-to-garment printing system for medium to long runs (72-400)



Enabling retail transition to frequent store level replenishment

Fashion, Home textile

One Kornit Allegro = a complete printing factory



Enable custom decoration for fashion and home Décor, on any type of fabric

Kornit will continue to leverage leadership of DTG market while penetrating the attractive R2R market

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Customer Intimacy Drives Further Adoption of New and Existing Solutions

Systems and Ink + Software & Services = Diverse Range of Applications and Substrates



NeoPigment™
QuickP
Set-Up
Customer Support
Training
Maintenance
Connectivity



Ink Consumption per System Grows with Development of Diverse Applications and Use of New Substrates


Fashion By Kornit

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Financial Highlights

High, expanding gross margins

Attractive business model contributes to **significant revenue growth** with substantial recurring revenues

Investment in **research & development** and **sales & marketing** to support growth

Financial flexibility driven by debt-free balance sheet, minimal working capital & capex and a long-term favorable tax position

Attractive **long-term model**

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Historical Revenues Analysis

Annual Revenues
($ millions)


CAGR 30%
$39.1
$49.4
$66.4
2012
2013
2014

9 Months Revenues
($ millions)


CAGR 34%
$34.1
$47.5
$61.1
9 Months 2013
9 Months 2014
9 Months 2015

Quarterly Revenues
($ millions)


2013
2014
2015
Midpoint of Guidance
0
10
20
$8.5
$13.3
$17.6
$11.8
$15.7
$21.3
$13.9
$18.5
$22.2
$15.2
$18.9
$25.5
Q1
Q2
Q3
Q4

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Components of Our Business Model



Printing Systems and Services
Ink and Consumables
$39.2
38.7%
61.3%
$49.4
43.5%
56.5%
$66.4
38.8%
61.2%
2012
2013
2014

Drivers of Systems and Services Revenues:

- Higher throughput systems
- Growing services business

Drivers of Ink and Consumables Revenues:

- System size / throughput
- Installed base system mix
- User behavior and knowledge
- Development of new applications

Significant Mix Shift towards High Throughput Systems

Our high throughput systems sell for higher ASPs and consume an order of magnitude more ink than our entry level systems



System revenue share
96%
4%
43%
57%
35%
65%
~10%
~90%
2012
2013
2014
2015E
Entry Level
HighThroughput

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Gross Margin Performance

Non-GAAP Gross Margin

~460 Bps Improvement


42.7%
43.8%
46.7%
9 Months 2013
9 Months 2014
9 Months 2015

Looking Forward:

5 key drivers for Gross Margin Expansion

- **Continued transition to high throughput systems >** Higher ASP + Higher GM
- **Higher ink consumption** > Ink carries high GM
- **Turning value-added services into a profitable business**
- **Significant additions of software features & functionality >** SW carries high GM
- **Continuous reduction of COGS**

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Taxes and Foreign Exchange Impact

Taxes

- Parent Company enjoys tax holiday until 2019 (under "the Investment Law")
- Israeli subsidiary has existing net operating loss carry forwards
- Non-Israeli subsidiaries operating as Low Risk Distributor enjoy tax rate of 1.0%-1.5% of revenues

Foreign Exchange

- U.S. Dollar is our functional and reporting currency
  - In 2015, 86% of revenues effectively in U.S. Dollar; 14% in EUR
  - Expenses are primarily in NIS (New Israeli Shekels)
- We mitigate our foreign exchange risk through structuring and active hedging programs

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Financial Results for the First Nine Months of 2015

- Nine months revenues of $61.1 million, 29% YoY increase
- Nine months non-GAAP gross margins of 46.7%, increase from 43.8% in first nine months 2014.
- NON-GAAP net income of $6.2M, or $0.25 per diluted share. Increase of 3.8 million over 2014.
- GAAP net income of $2.7M, or $0.11 per diluted share.

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Q4' 2015 Guidance

- Expected revenues between $24 million to $27 million
- Operating income expected to be between 11.2% to 14.8% of revenues
- End of quarter share count expected to be approximately 32-34 million

Kornit Digital
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Kornit Is Leading the Digital Textile Printing Revolution

Serves addressable market of **$165B** **annual output** of printed textiles

Offers a disruptive and highly differentiated solution to an industry looking for **significant changes to supply chain**

Leading provider of Direct To Garment solutions to support **mass customization, personalization and fast fashion**

Attractive business model with **significant recurring revenues**

Growing at a CAGR of **30%** over the last 3 years

Constantly **expanding addressable market** by **introducing** mass production solutions and **penetrating** the large roll to roll textile printing market

Kornit Digital
bonding matters